EXHIBIT 21.1

LIST OF SUBSIDIARIES of OMEGA FLEX, INC.

Name	Jurisdiction of Formation
Flex-Trac, Inc.	Pennsylvania
Exton Ranch, LLC	Delaware
Omega Flex Limited	England
Omega Flex SAS	France